British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedule B
(place X in an appropriate category)

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
PMI VENTURES LTD.	03 09 30	03 11 28
ISSUER'S ADDRESS	511-475 HOWE STREET
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
VANCOUVER	BC	V6C 2B3	604-682-8094	604-681-8069
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
ARTHUR T. FISHER	PRESIDENT			604-681-8069
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"ARTHUR T. FISHER"	ARTHUR T. FISHER	03 11 28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"LAURIE W. SADLER"	LAURIE W. SADLER	03 11 28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financials statements for the period ended September 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs

See attached unaudited financials statements for the period ended September 30, 2003.

2.	Related party transactions:

See attached unaudited financials statements for the period ended September 30, 2003.

3.	a) Summary of securities issued during the period ended September 30, 2003:

Date of	Type of	Type of			Gross
Issue	Security	Issue	Number	Price	Proceeds

January 20, 2003	Common shares	Warrant exercise	50,000	$0.15	$7,500
January 23, 2003	Common shares	Warrant exercise	250,000	0.15	37,500
February 3, 2003	Common shares	Warrant exercise	200,000	0.15	30,000
March 31, 2003	Common shares	Private placement	1,699,845	0.65	1,104,900
May 22, 2003	Common shares	Property Option	500,000	0.68	340,000
May 23, 2003	Common shares	Warrant exercise	250,000	0.15	37,500
July 18, 2003	Common shares	Warrant exercise	50,000	0.15	7,500
September 2, 2003	Common shares	Warrant exercise	250,000	0.15	37.500
September 3, 2003	Common shares	Warrant exercise	300,000	0.15	45,000
September 3, 2003	Common shares	Option exercise	23,334	0.25	5,833
September 4, 2003	Common shares	Warrant exercise	100,000	0.15	15,000
September 19, 2003	Common shares	Warrant exercise	3,352,000	0.15	502,800

b) Summary of options granted during the period ended September 30, 2003:

Date of		Exercise	Expiry
Grant	Number	Price	Date

May 23, 2003	1,205,000	$0.70	May 23, 2008
August 28, 2003	100,000	$0.70	August 28, 2008

c) Summary of warrants granted during the period ended September 30, 2003:

Date of	Type of			Expiry
Issue	Issue	Number	Price	Date

March 31, 2003	Private placement	1,699,845	$ 0.85	April 1, 2004

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

4.	Summary of securities as at the end of the reporting period:

	a)	Authorized capital:
100,000,000 Common Shares, without par value 100,000,000 Preference Shares – Class A, with a par value of $10 each 100,000,000 Preference Shares – Class B, with a par value of $50 each

	b)	Common shares issued and outstanding at September 30, 2003:
Issued: 17,155,568 Common Shares Stated value: $ 6,967,287

c)	Options outstanding: See Note 7 to the attached unaudited financial statements for the period ended September 30, 2003.

d)	Number of shares held in escrow: 62,083 common shares

5.	List of directors and officers:
	Arthur T. Fisher	Director and President
	Laurie Sadler	Director
	Len Dennis	Director
	Kim Evans	Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

I am pleased to report on the Company's situation and to present the Company's unaudited financial statements for the six months ended September 30, 2003.

Description of Business

In the last quarter of the 2002 fiscal year the Company entered into negotiations and executed a Letter Agreement with Goknet Mining Company Limited of Accra, Ghana, a privately-held Ghanaian corporation, to enter into an option and joint venture agreement to further develop Goknet's Ashanti II Project, prospective primarily for gold, located in Ghana, West Africa.

The signing of this agreement signaled a change in direction for the Company, a move from oil and gas to mineral exploration and development.

Letter Agreement – Ghana, West Africa

The Company entered into a Letter Agreement with Goknet Mining Company Limited, a privately-held Ghanaian corporation, to acquire up to 85% of Goknets' interest in exploration concessions/applications covering a length of approximately 50 kilometres and an area of some 400 square kilometres along the axis of the Asankrangwa Gold Belt of South Western Ghana. The Asankrangwa Gold Belt is in excess of 150 kilometres in length and lies along the central axis of the Kumasi Basin approximately 250 kilometres northwest of Accra and about midway between the Ashanti and Sefwi Gold Belts. The Asankrangwa Gold Belt already hosts the Obotan operation of Resolute Amansie Ltd. of Australia that has to date produced over 1 million ounces of gold from shallow open pit operations. Past production of the Ashanti Belt that lies 40 kilometres to the east of Goknets' project area is in excess of 40 million ounces of gold principally from the Ashanti and Tarkwa gold mines, while present resources are estimated at an additional 40-50 million ounces of gold. The Sefwi Gold Belt that lies 30 kilometres to the west hosts three producing gold mines with historic production of about 5 million ounces of gold and with current reported gold resources in the order of 12 million ounces.

The Goknet land holdings that are the subject of the Letter Agreement contain numerous historical gold showings and gold anomalies that have been identified by prospecting, trenching and limited shallow drilling by earlier exploration programs.

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

Structural interpretation by Goknet has outlined a series of north-east trending, deep seated thrust faults that are intimately associated with known gold mineralization and will be the focus of the ongoing exploration. Previously, insufficient exploration had been completed to identify a gold resource, but more than ten significant drill targets have been established. This data suggests that deep diamond drilling in the areas of the previously obtained high grade (15 to 50 g/t) but generally narrow, gold intersections, and other untested high gold in soil and geophysical anomalies, may outline deep seated bodies with potentially high grades and considerable dip extensions. The target model is of the Ashanti Obuasi, Campbell/Red Lake type.

Consideration for this acquisition will be 3.0 million shares of the Company plus cash payments of approximately US$260,000 over three years as follows:

Upon approval by TSX Venture Exchange & Company shareholders	CAD$90,000 cash payment (paid)
&500,000 common shares of PMI (issued)

On first anniversary of approval by TSX Venture Exchange	US$100,000 cash payment &
500,000 common shares of PMI

On second anniversary of approval by TSX Venture Exchange	US$100,000 cash payment &
750,000 common shares of PMI

On third anniversary of approval by TSX Venture Exchange	1,250,000 common shares of PMI

The Company will also be required to complete the following expenditures on the properties to fulfill its option:

Operations
Year 1	Expenditure of US$500,000
Year 2	Expenditure of US$1,000,000
Year 3	Expenditure of US$1,500,000

During the first quarter of 2003, the Company completed its shift of focus from the oil and gas sector to mineral exploration and development. Operations centred around the very successful raising of capital in excess of Cdn$1 million via private placement and the development of a sound business plan to provide a new direction for the Company in 2003.

This business plan included the preparation of budgets and detailed exploration plans for the Asankrangwa Gold Belt properties. A work program commenced in mid-February 2003 in preparation for a follow-up drill program that was comprised of approximately 1,050 metres of diamond drilling in 8 to 10 holes planned for, and initiated, in the second quarter of fiscal 2003.

The preliminary work program was carried out on the Fromenda and Gemap properties. The program consisted of cutting of 33 line km of survey lines; rehabilitation of 10 km of drill access roads; placement of survey control pillars and the completion of 22 line km of induced polarization (IP) surveys.

The IP survey on the Fromenda property outlined two chargeability high areas which are on strike of an area previously tested by 21 reverse circulation drill holes that have also been the target of extensive recent artisan mining. Previous work in this area indicated that gold mineralization occurs over a length of 500 metres and consists of two parallel mineralized zones, each 3 to 10 metres in width. Limited drilling of this area was completed in the early 1990's. Best intersections included 7.1 g/t Au over 4 metres at a depth of 25 metres; 3. 4 g/t Au over 4 metres at a depth of 55 metres and 5.42 g/t Au over 2 metres at a depth of 24 metres.

Following are results of the diamond drill holes (1,050 metres in total) that comprise the first phase of the 2003 drill program. Drill hole 03FBDDH-1 was drilled in the Fromenda Grid "B" area to a total length of 86 metres (282 feet) at -45° using HQ drill string. The hole intersected a mineralized section of 30.0 metres (approximately true width) as shown in Table I. The mineralized intercept is located at a depth of about 20 metres below surface. Mineralization is

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

characterized by highly altered and oxidized greywacke crosscut by sheared quartz stringers. Follow up drilling to test both strike extensions of the mineralized zone and down dip extension of the zone is now in progress.

Table I
Fromenda Grid "B" Area
2003 Drill Program

Drill Hole &	Drill Intercept		Drill		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH1	44.0	74.0	30.0	98.43	2.63	0.08
-45°
including	52.0	69.0	17.0	55.78	3.59	0.11

03FBDDH2	82.16	104.85	22.69	74.44	0.89	0.03
-50°
including	97.41	104.85	7.44	24.41	1.44	0.04

03FBDDH3	52.0	77.24	25.24	82.81	0.86	0.03
-60°
including	72.12	77.24	5.12	16.80	1.86	0.05

This initial drilling at the Fromenda Grid "B" area has demonstrated that the shear structure that hosts the gold mineralization is approximately 25 metres (83 feet) in true width with grades of up to 3.59 g/t over a true width of 17.0 metres (56 feet). Further drilling is planned to test the rake of the mineralised zone more completely.

In the Kukunapi area, four drill holes were completed of which results have now been received for the first two drill holes as shown below.

Table II
Kukunapi Area
2003 Drill Program

Drill Hole &	Drill Intercept		Drill		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03JGDDH1	30.82	34.40	4.08	13.39	1.66	0.05
-45°	77.55	83.52	5.97	19.59	4.67	0.14
including	90.22	91.90	1.68	5.51	2.21	0.06
including	77.55	78.55	1.00	3.28	21.59	0.63

03JGDDH2	24.00	27.00	3.00	9.84	1.34	0.04
-60°	41.00	47.00	6.00	19.68	1.44	0.04
including	95.90	102.41	6.51	21.36	2.24	0.07

The initial drilling at Kukunapi is regarded by the Company as successful since it has demonstrated the existence of the mineralized structures grading up to 4.67 g/t Au over a width of 5.97 metres (19.59 feet).

The Company is pleased with the results to date of its drill program since potentially economic gold mineralized zones have been identified to date at both the Fromenda Grid "B" area and at Kukunapi over significant widths.

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

Much of Ghana's gold production is from very large low-grade gold deposits such as those of Newmont, 15,000,000 tons at 1.82 g/t, and at Consolidated Goldfields of South Africa, 168,400,000 at 1.66 g/tons.

During the quarter under review, the Company commenced a second diamond drilling program on the Fromenda concession. The program, which consisted of nine holes totaling 931 metres, was intended to extend the previously reported gold mineralization to the east and to depth. The Company is most encouraged by these results from the second drill (see table below), since they continue to demonstrate that the shear structure that hosts the gold mineralization is laterally continuous and contains near surface mineralized sections with gold grades of between 1.13 g/t gold and 4.97 g/t gold over widths ranging from 6.50 metres (21.32 feet) to 41.00 metres (134.50 feet), and in the drill holes completed to date the average mineralized intersection is 1.70 g/t gold over 17.9 m (57.74 feet) . The deepest hole completed to date has tested the mineralized zone to a true depth of 72 metres (236 feet).

Table III
Fromenda Grid "B" Area
2003 Drill Program #2

Drill Hole &	Drill Intercept		Drill		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

03FBDDH5	20.73	31.39	10.66	34.98	3.80	0.11
-50°
including	20.73	22.86	2.13	6.99	4.67	0.14
including	29.87	31.39	1.52	4.99	19.45	0.57

03FBDDH7	48.40	72.00	23.60	77.43	4.97	0.14
-90°
including	48.40	61.58	13.18	43.24	5.49	0.16
including	68.00	72.00	4.00	13.12	10.89	0.32

03FBDDH09	55.00	68.50	13.50	44.29	1.00	0.03
-60°
including	62.00	68.50	6.50	21.32	1.40	0.04

03FBDDH11	14.50	34.00	19.50	63.98	1.39	0.04
-50°
including	14.50	19.00	4.50	14.76	1.89	0.06
including	24.00	34.00	10.00	32.81	1.74	0.05

03FBDDH12	6.00	24.45	18.45	60.53	2.42	0.07
-50°
including	10.00	22.00	12.00	39.37	3.34	0.10

03FBDDH13	13.00	54.00	41.00	134.52	1.15	0.03
-50°
including	13.00	19.00	6.00	19.69	2.40	0.07
	43.00	54.00	11.00	36.09	2.01	0.06

Subsequent to the end of the third period, the Company initiated an 80 reverse circulation (RC) drilling program totalling 6,000 metres to further explore the mineralised zone.

The Company continues to expand awareness within the public sector and strengthen its shareholder communications program.

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

Related Party Transactions

During the period, the Company paid management fees of $31,700 (2002 - $7,500) to directors and companies controlled by an officer and a director of the Company.

An amount of $5,226 (2002 - $Nil) is due from related parties for miscellaneous and general expenditures during the period.

Investor Relations Activities

There were no investor relations arrangements or contracts entered into by the Company during the first nine months of 2003. Investor relations were limited to ongoing shareholder communications.

Financial Results

Third Quarter

During the second quarter, administrative expenses were $199,215 (2002 - $27,852). These expenses primarily consisted of management fees of $31,700 (2002 - $7,500), professional fees of $20,168 (2002 - $6,974 and transfer agent costs and regulatory fees of $2,858 (2002 - $3,086). Office and miscellaneous expenditures increased by $15,272 over the same period of the prior year (2002 - $4,343). Additionally, there was an increase of $593 in bank charges over the previous year. Increased shareholder communications activities, which included publication in several newsletters, participation in three high-profile gold conferences and increased mailings to shareholders, yielded expenses of $34,801 (2002 - $Nil). In addition, the Company had a total of four employees and paid wages and benefits totalling $73,506 (2002 - $Nil) during the quarter. Overall, there was a dramatic increase in business activities of the Company over the same period of 2002, which directly correlates to the significant increase in general and administrative expenditures.

A total of $14,864 was spent on travel expenses to Ghana during the period (2002 - $Nil) to continue evaluation and exploration of the properties. Total deferred exploration expenditures during the quarter were $380,187.

General and administrative costs were offset by interest income of $2,372 (2002 - $21). In addition, the Company realized gas sales totalling $1,639 from the Little Bow, Alberta property which is under a farm-out letter agreement dated February 1, 2001 with Omax Resources Ltd. wherein the Company was granted an option to acquire a 60% interest in an oil and gas lease.

At the quarter-end of September 30, 2003, operating activities had used cash of $105,820 (2002 - $18,014) and investing activities had consumed cash totalling $388,052 (2002 - $Nil). Cash inflows consisted of net proceeds from the issuance of shares of $613,333 and from the receipt of advance subscriptions for two non-brokered private placements announced in August 2003, of $2,307,000 (2002 - $Nil). The result was a net increase in cash and equivalents of $2,426,761.

Nine Months Ended September 30, 2003

During the initial nine months of 2003, there was a concentrated effort made by the Company to expand awareness within the public sector, which resulted in shareholder communications expenses of $87,232 (2002 - $Nil). Other promotional expenses consisted of $14,739 in advertising (2002 - $Nil). The Company has been published in a various newsletters, reports and in the March edition of Fortune magazine. As well, the Company has participated in four major gold conferences (PDAC-Toronto, Calgary, New Orleans, San Francisco).

General and administrative expenses exceeded those of the same period in the prior year, as there was a much greater level of business activity in fiscal 2003. Bank charges increased by $1,905 (2002 - $187). Office expenses rose by $42,713 to $49,299. Professional fees totaled $91,244 as compared to $12,490 in the previous year. Transfer agent and regulatory fees more than doubled to $22,577 (2002 - $8,924).

At the nine-month mark of the year a total of $46,593 was spent on travel expenses (2002 - $Nil) as the Company undertook further due diligence work and inspection of the Ghanaian properties. As well, management travelled to Zurich, Switzerland in order to meet with investors and raise funds via private placement.

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

The Company invested in capital assets worth $10,743 in the first nine months of 2003. These assets are comprised of office furniture and equipment.

At September 30, 2003, the Company had a total of seven employees and paid wages and benefits totalling $152,989 (2002 - $Nil).

During the first quarter of fiscal 2003, the Company completed a non-brokered private placement of 1,699,845 Units for gross proceeds of $1,104,900. Each Unit consists of one common share and one non-transferable share purchase warrant entitling the warrant holder to acquire one additional common share of the Company for a period of one year at a price of $0.85 per share. A finder's fee of $82,732 or 8% was paid in connection with this private placement.

In January 2003, a payment of $90,000 was issued to Goknet Mining Company Limited pursuant to the Letter Agreement concerning the Asankrangwa Gold Belt properties. A further $24,298 was forwarded as consideration for quarterly payments on the option agreement. During the period, $380,187 was expended on the properties, comprised of $355,889 in deferred exploration expenditures and $6,750 in travel costs. At September 30, 2003, a total of $1,336,182 had been invested in the Ghanaian properties.

At the end of September 30, 2003, operating activities had used cash of $344,394 (2002 - $44,375) and investing activities had consumed cash totalling $1,346,925 (2002 - $Nil). Cash inflows consisted of net proceeds from the issuance of shares of $2,088,300 and from the receipt of advance subscriptions for two non-brokered private placements announced in August 2003, of $2,293,500 (2002 - $Nil). The result was a net increase in cash and equivalents of $2,690,481.

Subsequent Events

Subsequent to period ended September 30, 2003, the Company:

a)	closed a non -brokered private placement of 4,444,444 Units of the Company at a price of $0.45 per Unit to raise gross proceeds of $2,000,000. Each Unit consists of one common share and one -half of one non -transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at $1.00 in the second year. Funds raised will be used for continued exploration of the Ghanaian properties under option from Goknet Mining Company Limited and general working capital. A finders' fee was paid in connection with this private placement.

b)	closed an additional non -brokered private placement of 1,090,385 Units of the Company at a price of $0.52 per Unit to raise gross proceeds of $567,000. Each Unit consists of one common share and one -half of one non -transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at $1.00 in the second year.

Funds raised will be used for continued exploration of the Ghanaian properties under option from Goknet Mining Company Limited and general working capital. A finders' fee was paid in connection with this private placement.

c)	A total of 45,000 stock options at a price of $0.25 were exercised to raise gross proceeds of $11,250.

d)	On October 14, 2003 the Company granted 360,000 common share purchase options to directors and employees. These options will expire on October 14, 2008 and have an exercise price of $0.70 per share.

Liquidity and financial position

As at September 30, 2003, the Company had current assets of $2,977,855. These assets exceeded the accounts payable and accrued liabilities due to third parties of $281,843. At the end of the third quarter there was working capital of $2,696,012.

Outlook and risks

Management is very pleased with the progress made by the Company thus far in respect of the change in business direction, moving from the oil and gas sector to mineral exploration and development.

PMI VENTURES LTD. FORM 51-901F – QUARTERLY AND YEAR END REPORT SEPTEMBER 30, 2003

The Company had sufficient working capital to meet commitments at September 30, 2003.

However, there are risks associated with the business of the Company. In addition to the normal risks of exploration and the metals market, there is risk that the Company may not be able to raise funds that will be adequate for on-going development of its business. Thus, the Company will continue to rely on support from its shareholders and management.

On behalf of the Board,

"Arthur T. Fisher"

Arthur T. Fisher
President

November 28, 2003